- --------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               EASTEX ENERGY INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  277239-10-9
                                  -----------
                                 (CUSIP Number)


                               ROBERT G. PHILLIPS
                        1100 FIRST INTERSTATE BANK PLAZA
                             1000 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 650-6255
                          (Name, Address and Telephone
                         Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 8, 1995
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 277239-10-9                                                                         PAGE 2 OF 6 PAGES
- ---------------------------------------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATIN NO. OF ABOVE PERSON

     ROBERT G. PHILLIPS (SS# ###-##-####)
- ---------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) [ ]
                                                                                                    (b) [X]

- ---------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY

- ---------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
- ---------------------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)            [ ]

- ---------------------------------------------------------------------------------------------------------------
6    CITIZEN OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------------------------------------------
  NUMBER PF        7    SOLE VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY        ---------------------------------------------------------------------------------------------
    EACH           8    SHARED VOTING POWER
 REPORTING
   PERSON               2,393,000
    WITH          ---------------------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        -0-
                  ---------------------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,393,000
                  ---------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,393,000
- ---------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

- ---------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.9%
- ---------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
- ---------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

       Robert G. Phillips ("Phillips") files this Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Act"), as a result of changes not reflected in his Schedule 13G (amended most recently as of February 8, 1995). This filing is made pursuant to Rule 13d-1(b)(3).

Item 1.  Security and Issuer.

          Common Stock, $0.01 par value, of Eastex Energy Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1100 First Interstate Bank Plaza, 1000 Louisiana, Houston, Texas 77002.


Item 2.  Identity and Background.

     (a)  Robert G. Phillips.

     (b)  1100 First Interstate Bank Plaza, 1000 Louisiana, Houston, Texas
          77002.

     (c)  Chairman of the Board and Chief Executive Officer of the Company.

     (d)  None.

     (e)  None.

     (f)  United States.


Item 3.  Source and Amount of Funds or Other Consideration.

          The Common Stock held by Phillips was acquired by him upon formation of the Company in exchange for shares in three other corporations, which Phillips had acquired using personal funds. The exchange for the Common Stock occurred prior to such Common Stock becoming registered pursuant
     Section 12 of the Act in August 1987.

Item 4.  Purpose of Transaction.

     (a) Phillips is a party to that certain Stockholder Agreement (the "Stockholder Agreement") dated May 8, 1995 by and among Phillips, El Paso Natural Gas Company ("El Paso") and El Paso Acquisition Company ("Acquisition") wherein Phillips granted an option (the "Option") to Acquisition to acquire all of the shares of Common Stock which he owns, beneficially or otherwise, for a price of $4.50 per share. A copy of the Stockholder Agreement is attached hereto as Exhibit
          99.1. The Option which becomes exercisable only in the event (x) that certain Agreement and Plan of Merger ("Merger Agreement") dated May 8, 1995 by and among El Paso, Acquisition and the Company is terminated and (y) either (i) the stockholders of the Company have failed to approve at a meeting the merger of the Company with and into Acquisition as set forth in the Merger Agreement; (ii) the meeting of the stockholders of the Company shall not have occurred (other than by reason of a breach by El Paso or Acquisition of its obligations under the Merger Agreement); or (iii) the termination fee contemplated in the Merger Agreement shall have become due and payable to El Paso. A copy of the Merger Agreement is attached hereto as
          Exhibit 99.2. The terms of the Stockholder Agreement obligate
          Phillips to (a) vote any additional shares of Common Stock and all warrants, options or other securities exercisable for, exchangeable for or convertible into Common Stock, which Phillips beneficially owns, (collectively, "Equity Securities") in favor of the Merger; (b) not vote any Equity Securities in any manner that would breach in any material respect a covenant, representation or warranty of the Company under the Merger Agreement; and (c) vote the Equity Securities against any action or agreement which would impede or interfere with the Merger. Phillips is also obligated, at El Paso's request, to grant to Acquisition an irrevocable proxy with respect to the Equity Securities.

               Phillips is a party to that certain Buy-Sell Agreement dated April 8, 1991, by and between Phillips and the Company, which provides options to purchase and sell shares of Common Stock beneficially owned by Phillips in the event of his death. Under the terms of the Buy-Sell Agreement, Phillips' successors or estate (collectively the "Estate") have the right to "put" such shares to the Company, and the Company has the right to purchase such shares from the Estate, exercisable only to the extent that the after-tax proceeds of insurance received by the Company and other funds of the Company are legally available for such purpose. The exercise price under the Buy-Sell Agreement is the greater of (i) $2.00 per share of Common Stock or (ii) 90 percent of the average market price of a share of Common Stock during a 120-day period beginning on the 60th day following Phillips' death. If for any reason no insurance proceeds are paid to the Company, the Company's obligation to purchase the shares will terminate. The Buy-Sell Agreement terminates on January 9, 2001. A copy of the Buy-Sell Agreement is attached hereto as Exhibit 99.3.
          To fund its potential obligations and the option under the Buy-Sell Agreement, and as a condition to entering into the Buy-Sell Agreement, the Company maintains term life insurance on Phillips. Further, the Company's employment arrangements with Phillips require the Company to maintain sufficient insurance to fund its obligations pursuant to the Buy-Sell Agreement. The Company and Phillips have agreed to waive their rights under the Buy-Sell Agreement to the extent necessary to allow the Stockholder Agreement to become effective and further to terminate the Buy-Sell Agreement in the event that the merger as contemplated in the Merger Agreement is consummated.

     (b)  See Item 4(a).

     (c)  None.

     (d)  See Item 4(a).

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  See Item 4(a).

     (i)  See Item 4(a).

     (j)  See Item 4(a).


Item 5.  Interest in Securities of the Issuer.

     (a) Phillips owns 2,393,000 shares of Common Stock representing approximately 37.9% of the issued and outstanding Common Stock, based upon the 6,313,950 issued and outstanding shares of Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995.

     (b)
          Sole Voting         -0-

          Shared Voting       2,393,000

          Sole Disposition    -0-

          Shared Disposition  2,393,000


     (c)  None.

     (d)  See Item 4(a).

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4(a).

Item 7.  Material to be Filed as Exhibits.

     Exhibit 99.1 -  Stockholder Agreement dated May 8, 1995 by and among El
                     Paso, Acquisition and Phillips.

     Exhibit 99.2 -  Agreement and Plan of Merger dated May 8, 1995 by and among El Paso, Acquisition and the Company.

     Exhibit 99.3 -  Buy-Sell Agreement dated April 8, 1991, by and among the
                     Company, Phillips and Shirley Phillips.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May  18, 1995

                                      /s/ Robert G. Phillips
                                      --------------------------
                                      ROBERT G. PHILLIPS